SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: April 24, 2009

List of materials

Documents attached hereto:

i) Press release entitled "Executive Appointments"

News & Information	1-7-1 Konan, Minato-ku Tokyo, 108-0075

April 24, 2009
No. 09-050E

Executive Appointments

Tokyo, Japan – At the meeting of the Nominating Committee of the Board of Directors held on April 23, 2009, Sony Corporation named candidates for election to the position of Member of the Board. The selections are subject to the approval of the Ordinary General Meeting of Shareholders to be held on June 19, 2009.

Members of the Board

The candidates for election to the position of Member of the Board are as follows.

Howard Stringer	Chairman, Chief Executive Officer and President

Ryoji Chubachi	Vice Chairman

Nobuyuki Oneda (**)	Executive Vice President and Chief Financial Officer

<Promotion Proposal>Subject to approval at the Board of Directors meeting to be held on June 19, 2009, Mr. Oneda is to be promoted to the position of Executive Deputy President (effective June 19, 2009)

Yotaro Kobayashi (*)	Former Chairman of the Board, Fuji Xerox Co., Ltd.

Sakie T. Fukushima (*)	Regional Managing Director-Japan, Korn/Ferry International

Yoshihiko Miyauchi (*)	Director, Representative Executive Officer, Chairman and Chief Executive Officer,
ORIX Corporation

Yoshiaki Yamauchi (*)	Director, Sumitomo Mitsui Financial Group, Inc.

Peter Bonfield (*)	Chairman of the Supervisory Board, NXP B.V.

Fueo Sumita (*)	Chief of Sumita Accounting Office

Fujio Cho (*)	Chairman of the Board, Toyota Motor Corporation

Ryuji Yasuda (*)	Professor, Graduate School of International Corporate Strategy, Hitotsubashi University

Yukako Uchinaga (*)	Director and Vice Chairman, Benesse Corporation
Chairman of the Board, Chief Executive Officer and President, Berlitz International, Inc.

Mitsuaki Yahagi (*)	Chairman of the Board, The Japan Research Institute, Limited

Tsun-Yan Hsieh (*)	Senior Advisor, McKinsey & Company

Roland A. Hernandez (*)	Retired Chairman and Chief Executive Officer, Telemundo Group, Inc.

(*) An Outside Director who satisfies the requirements under Item 15, Article 2 of the Japanese Company Law
(**)One new Board Member has been selected as a candidate for election to the position of Member of the Board

Inquiries
   Sony Corporate Communications   TEL 03-6748-2200   FAX 03-6748-2061

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